Exhibit 99.1
     The following unaudited pro forma condensed consolidated statement of income of Michael Baker Corporation (“The Company”) includes adjustments to the Company’s historical financial statements to reflect the acquisition of The LPA Group, Incorporated (“LPA”). This unaudited pro forma condensed consolidated statement of income is being filed to update pro forma financial information previously filed on Form 8-K/A on July 15, 2010.
     The historical financial information of the Company has been derived from the historical unaudited condensed consolidated financial statements of the Company included in the Quarterly Report on Form 10-Q for the nine months ended September 30, 2010. The unaudited pro forma condensed consolidated statement of income for the nine months ended September 30, 2010 was prepared as if the acquisition occurred on January 1st of the presented period. The pro forma adjustments are based on factually supportable available information as of the date of this filing.
     The unaudited pro forma condensed consolidated statement of income presented does not purport to represent what the results of operations of the Company would have been had the transaction occurred on the date noted above, or to project the results of operations of the Company for any future periods. In the opinion of management, all necessary adjustments to the unaudited pro forma financial information have been made.
     The unaudited pro forma condensed consolidated financial statements should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the historical financial statements in the Company’s 2009 Annual Report on Form 10-K and the September 30, 2010 Quarterly Report on Form 10-Q.

Michael Baker Corporation
Unaudited Pro Forma Condensed Consolidated Statement of Income
For the nine months ended September 30, 2010

	As		Pro forma		Pro forma
(In thousands, except share amounts)	Reported (a)	LPA (b)	Adjustments		As Adjusted

Revenues	$378,989	$35,849	$—		$414,838
Cost of work performed	298,610	19,971	1,813	(c)	320,394

Gross profit	80,379	15,878	(1,813)		94,444

Selling, general and administrative expenses	57,354	21,558	$(9,678)	(c)	69,234

Operating income	23,025	(5,680)	7,865		25,210

Other income/(expense):
Equity income from unconsolidated subsidiary	2,055	1,121			3,176
Interest income	301	5			306
Interest expense	(71)	(70)			(141)
Other, net	39	(5)			34

Income before noncontrolling interests and income taxes	25,349	(4,629)	7,865		28,585
Less: Income attributable to noncontrolling interests	(496)	—	—		(496)

Income before income taxes	24,853	(4,629)	7,865		28,089
Provision for income taxes	9,652	(1,805)	3,067	(d)	10,914

Net income from continuing operations attributable to Michael Baker Corporation	15,201	(2,824)	4,798		17,175
(Loss)/income from discontinued operations, net of tax	(1,478)	—	—		(1,478)

Net income from discontinued operations attributable to Michael Baker Corporation	(1,478)	—	—		(1,478)

Net income attributable to Michael Baker Corporation	13,723	$(2,824)	$4,798		15,697

Average shares outstanding
Basic	8,918,662		25,299	(e)	8,943,961	(e)
Diluted	9,113,735		101,197	(e)	9,214,932	(e)
Earnings per share (“E.P.S.”) attributable to Michael
Baker Corporation
Basic E.P.S. — Continuing operations	$1.70				$1.92	(e)
Diluted E.P.S. — Continuing operations	1.67				1.86	(e)
Basic E.P.S. — Net income	1.54				1.76	(e)
Diluted E.P.S. — Net income	$1.51				$1.70	(e)

(a)	As reported by Michael Baker Corporation in its Quarterly Report on Form 10-Q for the nine months ended September 30, 2010.

(b)	Results of operations of The LPA Group, Incorporated from January 1, 2010 through May 2, 2010.

(c)	Increase/(decrease) in costs as a result of the acquisition:

	COWP	SG&A
Estimated intangible asset amortization	$1,873	$491
Transaction costs	—	(1,788)
Adjustment for retention payments	120	—
LPA cost eliminations:
Change of control related compensation	—	(7,259)
Transaction costs	—	(1,035)
Above-market rent	(180)	—
Stock-based compensation	—	(24)
Life insurance premiums of former LPA officers	—	(63)

Net increase/(decrease) in costs	$1,813	$(9,678)

(d)	This is the tax impact of the pro forma adjustments utilizing effective tax rate in effect as of September 30, 2010.

(e)	The E.P.S. calculations includes the impact of the additional 226,447 shares issued as part of the acquisition, of which 169,835 shares were restricted, for the period from January 1, 2010 through May 2, 2010.

Note 1. Basis of Presentation
The unaudited pro forma condensed consolidated statement of income for the nine months ended September 30, 2010 give effect to the acquisition of 100% of the outstanding shares of The LPA Group Incorporated, The LPA Group of North Carolina, The LPA Group, P.C., The LPA Design Group, Inc., Horizon Architects, P.C., and LPACIFIC Group Incorporated (collectively, “The LPA Group”) on May 3, 2010, as if they had been acquired at the beginning of the period. The Company paid approximately $59.4 million at closing for The LPA Group, subject to a Net Working Capital adjustment provision. The Company paid approximately $51.4 million from existing cash and cash equivalents, and issued 226,447 shares of the Company’s common stock. The fair market value of the stock on the acquisition date approximated $8.1 million based on the closing price of $35.60 per share on May 3, 2010. The Net Working Capital adjustment was subsequently settled in June 2010 for approximately $1.1 million. Of the total purchase price, approximately $6.0 million of the Michael Baker Corporation common shares were placed in escrow at closing in order to secure potential indemnification obligations of former owners of The LPA Group to the Company for a period of 18 months subsequent to the closing.
Founded in 1981, The LPA Group has a national reputation in the transportation consulting industry. The LPA Group provides comprehensive engineering, architectural, planning, environmental, and construction services for the development of aviation and surface transportation projects. With more than 35 offices across the U.S., The LPA Group is consistently ranked in the Top 500 Design Firms by Engineering News-Record.
The unaudited pro forma condensed consolidated statement of income assumes that the acquisition occurred on January 1st of the period presented. The pro forma condensed consolidated statement of income does not include the costs related to the acquisition. In the opinion of management, this statement includes all material adjustments necessary to reflect, on a pro forma basis, the impact of the acquisition on the historical financial information of the Company. The unaudited pro forma condensed consolidated statement of income is not necessarily indicative of what the Company’s results of operations would have been had the acquisition been consummated on such date or project the Company’s results of operations at or for any future date or period. The unaudited pro forma condensed consolidated statement of income should be read in conjunction with the historical consolidated financial statements of the Company included in its Annual Report on Form 10-K for the year ended December 31, 2009, Quarterly Report on Form 10-Q for the nine months ended September 30, 2010, as well as the audited financial statements and related notes for The LPA Group for the year ended December 31, 2009, included as Exhibit 99.1 to Form 8-K/A filed on July 15, 2010.
The acquisition of the LPA Group has been accounted for as a business combination under the acquisition method of accounting. Under the acquisition method of accounting, the purchase price was allocated to The LPA Group’s underlying assets and liabilities based on their fair values at the date of the acquisition. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The excess of the purchase price over the fair value of the underlying assets acquired and liabilities assumed has been recorded as goodwill. Detailed information regarding the purchase price allocation was included in Michael Baker Corporation’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2010.
Note 2. Pro Forma Condensed Consolidated Statement of Income Adjustments
The pro forma condensed consolidated statement of income assumes that the acquisition of The LPA Group occurred as of January 1st of the period presented. The pro-forma condensed consolidated statement of income does not include any costs related to the acquisition. In addition, the pro-forma condensed consolidated statement of income does not assume any impacts from revenue, cost or other operating synergies that are expected to result from the acquisition. Pro forma adjustments have been made to reflect amortization of the identifiable intangible assets for the related period. Identifiable intangible assets are being amortized on a basis approximating the economic value derived from those assets.

Pro-forma adjustments to “Selling, general and administrative expenses” (“SG&A”) have been made to reflect the elimination of change in control related compensation costs, “key man” life insurance policies that The LPA Group had maintained for its former primary owners, and stock-based compensation expense related to The LPA Group’s legacy equity incentive program included in The LPA Group’s results for the period from January 1, 2010 through May 2, 2010. In addition, pro forma adjustments were made to “Cost of work performed” to reflect the recognition of operating lease costs at fair value and to SG&A to eliminate the transaction costs incurred by Michael Baker Corporation, which are included in the Company’s results for the nine months ended September 30, 2010, as well as those transaction costs that were incurred by The LPA Group, which are included in its results for the period from January 1, 2010 through May 2, 2010.
The pro forma adjustment for the income tax provision was calculated based upon the statutory rate in effect during the period for which the pro forma condensed consolidated statement of income is presented. Actual amounts could vary from this pro forma estimate.